FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                05 July, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. June Traffic Stats




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  05 July, 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          June Traffic Stats








TRAFFIC AND CAPACITY STATISTICS - June 2006

Summary of the headline figures


In June 2006, passenger capacity, measured in Available Seat Kilometres, was 3.1 per cent above June 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 6.6 per cent. This resulted in a passenger load factor up 2.7 points versus last year, to 81.6 per cent. The increase in traffic comprised an
11.7 per cent increase in premium traffic and a 5.7 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by
2.2 per cent. Overall load factor increased by 2.2 points to 73.4 per cent.


For the April to June quarter, ASKs rose by 4.1 per cent, with RPKs rising by
7.7 per cent. This resulted in an increase in passenger load factor of 2.6 points, to 78.2 per cent. This comprised a 9.8 per cent increase in premium traffic and a 7.4 per cent increase in non-premium traffic. CTKs rose by 1.9 per cent.


Market conditions


Market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.


Strategic Developments


British Airways announced that it is assisting the Office of Fair Trading (OFT) and the United States Department of Justice (DOJ) in an investigation into alleged cartel activity involving BA and other airlines in relation to pricing of passenger air transportation, including fuel surcharges. BA's policy is to conduct its business in full compliance with all applicable competition laws. Martin George, Commercial Director, and Iain Burns, Head of Communications, have been given leave of absence during the investigation.



British Airways won the title of Airline of the Year 2006 at the annual Skytrax World Airline Awards.

Jumping four places from last year's line-up, the airline beat key competitors from all over the world, including the Asia Pacific region, to take the award. The results found that the number of premium passengers to nominate BA was higher than any of the other airlines in the top ten.



The company's head of environmental affairs, Andrew Sentance said that the European Union had an historic opportunity to limit aviation's impact on climate change by producing a workable scheme for emissions trading. Dr Sentance said plans to incorporate aviation emissions in Europe's carbon trading scheme had made "good progress" in the last three years and could be implemented by 2010 at the latest.



Following Department for Transport recommendations the airline introduced changes to its baggage policies to make them easier for air travellers and to reduce queues at airports. The new guidelines mean changes to hand, checked and excess baggage allowances and are being phased in from early July across the airline's global network.



British Airways and Malev Hungarian Airlines signed an agreement that will enable the two airlines to begin codesharing on each other's flights from November 1, 2006. Malev's flight code will be placed on BA's three daily flights from London Heathrow to Budapest and BA's flight code will be placed on Malev's two daily flights from Budapest to London Gatwick.


                                      ends

July 5, 2006
                                      053/TC/06



BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                             Month of June                    Financial year
                                                                           April through to June
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)

Passengers carried (000)
UK/Europe                        2187       2133      +2.5            6197        6087       +1.8
Americas                          724        678      +6.8            2063        1937       +6.5
Asia Pacific                      158        158      +0.5             463         430       +7.5
Africa and Middle East            276        236     +17.1             823         700      +17.6
Total                            3346       3205      +4.4            9546        9154       +4.3

Revenue passenger km (m)
UK/Europe                        2065       2003      +3.1            5845        5659       +3.3
Americas                         4870       4552      +7.0           13888       12962       +7.1
Asia Pacific                     1611       1609      +0.1            4670        4427       +5.5
Africa and Middle East           1838       1580     +16.3            5478        4692      +16.8
Total                           10383       9743      +6.6           29881       27740       +7.7

Available seat km (m)
UK/Europe                        2669       2726      -2.1            7989        8207       -2.7
Americas                         5633       5368      +4.9           16779       16016       +4.8
Asia Pacific                     2023       2160      -6.3            6119        6084       +0.6
Africa and Middle East           2406       2092     +15.0            7303        6365      +14.7
Total                           12731      12346      +3.1           38189       36672       +4.1

Passenger load factor (%)
UK/Europe                        77.3       73.5      +3.8 pts        73.2        69.0       +4.2 pts
Americas                         86.5       84.8      +1.7 pts        82.8        80.9       +1.9 pts
Asia Pacific                     79.6       74.5      +5.1 pts        76.3        72.8       +3.5 pts
Africa and Middle East           76.4       75.5      +0.9 pts        75.0        73.7       +1.3 pts
Total                            81.6       78.9      +2.7 pts        78.2        75.6       +2.6 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              405        396      +2.2            1224        1184       +3.4
Total RTK                        1440       1367      +5.3            4200        3946       +6.4
Available tonne km (m)           1961       1919      +2.2            5914        5717       +3.4

Overall load factor (%)          73.4       71.2      +2.2 pts        71.0        69.0       +2.0 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.



Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.



It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.



                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602